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                              June 10, 2024

       Michael Potter
       Chief Financial Officer
       Corsair Gaming, Inc.
       115 N. McCarthy Boulevard
       Milpitas, CA 95035

                                                        Re: Corsair Gaming,
Inc.
                                                            Form 10-K for the
Year Ended Decmber 31, 2023
                                                            Filed on February
27, 2024
                                                            Form 8-K Dated May
7, 2023
                                                            Filed on May 7,
2023
                                                            File No. 001-39533

       Dear Michael Potter:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2023, Filed on February 27,
2024

       Item 7. Management's Discussion and Analysis
       Results of Operations, page 44

   1. We note in your discussion of consolidated results of operations and of segment results you describe
multiple factors that impacted results in the reported periods, however, you provide no
quantification of the impact of each factor. For example:
                                                            gross margin
increased due to improvements in product costs, lower freight costs, lower inventory
impairment and related charges, and the introduction of new higher margin products;
                                                            sales, general and
administrative expenses increases primarily due to higher
                                                            personnel-related
costs, and higher legal costs, offset by lower outbound freight costs and lower
amortization charges;
                                                            Gamer and Creator
Peripherals segment gross margin increased primarily due
 Michael Potter
Corsair Gaming, Inc.
June 10, 2024
Page 2
           to product mix, lower supplier product costs, lower inventory impairment and related charges, and the introduction of new higher margin products; and Gaming Components and Systems segment gross margin increased primarily due to
           improved product mix. lower supplier product costs, lower inventory impairment and related charges, and the introduction of new higher margin products; offset by higher promotional activities.
      Where a material change is attributed to two or more factors, including any offsetting factors, please include a quantified discussion of each factor and avoid using terms such as
      "primarily" or "substantially all" in favor of specific quantification. Similar concerns apply to your Forms 10-Q. Refer to Item 303(b) of Regulation S-K.

Form 8-K, Dated and Filed on May 7, 2024

GAAP to Non-GAAP Reconciliations, page 13

2. We note the adjustment for "one-time costs related to legal and other matters" in your reconciliations of your non-GAAP financial measures. Quantify and explain for us the underlying factors comprising this adjustment. Tell us why they are considered one-time costs and why it is appropriate to adjust for them.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361 with any questions.



                                                            Sincerely,
FirstName LastNameMichael Potter
                                                            Division of
Corporation Finance
Comapany NameCorsair Gaming, Inc.
                                                            Office of
Technology
June 10, 2024 Page 2
cc:       Ronald van Veen
FirstName LastName